December 3, 2024

Ivan Contreras Torres
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

       Re: Nomadar Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 7, 2024
           CIK No. 0001994214
Dear Ivan Contreras Torres:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 7, 2024
Cover Page

1. We note your response to prior comment 1, including your statement that you do not intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies, and reissue in part. Please revise your disclosure here and elsewhere as applicable to discuss the consequences of your status as a controlled company such as the ability to determine the outcome of matters requiring stockholder approval.
 December 3, 2024
Page 2
Multi-Purpose Event Center, page 1

2. We note your disclosure that construction is scheduled to begin in 2026 and that you anticipate construction will be completed by or around 2030. Please revise to clarify that you currently do not have the required funding to develop Sportech City, include a cross reference to the Capital Requirements section on page 7 and add a new risk factor to specifically discuss raising the required funding and any associated risks.
High Performance Training Program, page 1

3. Please revise to clarify the exact number of athletes or subscribers who are currently enrolled in person or online. If the Nomadar HPT program currently has no athletes or subscribers, please disclose that fact.
Soccer Academies, page 2

4. Please revise to disclose that you have entered into no agreements to date and currently operate no soccer academies.
Capital Requirements, page 7

5. We note your disclosure that in connection with the Contribution Agreement and each funding date that the company will issue to Sportech a number of shares of common stock. Please revise to discuss in greater detail the company's obligations to issues shares in connection with each funding date. To the extent applicable, please quantify the number of shares or, alternatively, explain in greater detail how the amount of shares will be determined in relation to the funding amount and the current trading price of your common stock.
Organizational and Capital Structure, page 7

6. We note your response to prior comment 23 and reissue in part. Revise your organizational structure diagram here and on page 57 to provide a pre- and post-
       offering diagrams that include the ownership and voting power of the respective parties, including public stockholders post-offering. Detail the respective ownership and voting rights of both your Class A and Class B shares clearly within the diagram.
       We note the revisions to your narrative disclosure, including with regard to Class A and Class B voting rights, for example.
Risks Related to our Magico Gonzalez and other Merchandise and Licensing Initiatives
Fluctuations in the cost of raw materials and commodities we use in our products, page 16

7. We note your response to prior comment 13 and reissue in part. Please further revise this section and elsewhere in your registration statement as appropriate to make clear what products you plan to offer that result in a risk associated with the cost of raw materials and commodities. We note your disclosure elsewhere that you entered into an exclusive licensing agreement with C diz CF to license all rights to the M gico
       Gonz lez brand and utilize e-commerce, which suggests a possible intention to produce certain products (e.g., jerseys or other sports memorabilia). Please revise briefly and accordingly to describe the specific products that present manufacturers and distributors with potential increased costs discussed here.
 December 3, 2024
Page 3

Business
Company Overview and Recent Developments
Multi-Purpose Event Center, page 37

8. We note your response to prior comment 19 and reissue in part. Revise your disclosure here and elsewhere throughout your prospectus as appropriate to discuss whether there will be any continued business or other relationship between Nomadar and Sportech in the event of direct listing of the common stock. Briefly expand your disclosure to discuss in greater detail any planned business or other functional support or planned operational resource sharing.
Enrollment and Track Record, page 52

9. We note your response to prior comment 22 and reissue in part. Please revise your disclosure here to clarify how the company generates revenues from athletes enrollment in the program. We note that you disclose that you "partner" with certain organizations. In this regard, expand your disclosure to discuss these partnerships in greater detail with a focus on revenue generation. We note your disclosure on page 1.
Future and Proposed Human Capital, page 58

10. We note your response to prior comment 25 and reissue in part. Specifically, please revise your disclosure to clarify where your six full-time employees are currently located and/or reside. Further, revise your disclosure were appropriate, including your
       Risk Factors section, to discuss how you intend to execute your business plan and the associated risks and challenges given the planned development of Nomadar Project in
       Spain, for example, as well as the labor- and capital-intensive nature of your planned business operations given the location of your executive offices and limited human capital resources.
11. We note that you conduct operations in Spain through an entity referred to as the
       Nomadar Spanish Branch ("formally named" Nomadar Corp. Sucursal en Espana) but that this entity is "not a subsidiary" of the company. Revise and expand your discussion to (i) make clear as disclosed elsewhere that you currently do not have any operations to date; and (ii) explain in greater detail your relationship to Nomadar
       Spanish Branch including, for example, any agreements, shared ownership, and/or controlling shareholders given that it appears to be both part of your planned business but not a part of your corporate structure.
Index to Financial Statements
Note 4. Stockholders' Deficit, page F-10

12. We note your disclosure in the unaudited financial statement notes in response to prior comment 29. Please similarly revise your disclosure in this audited Note
4.
General

13. We note that you have applied to list your Class A common stock on the Nasdaq
       Capital Market. Please tell us the listing standard you intend to rely upon in listing your Class A common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements,
 December 3, 2024
Page 4

      please explain how you expect to do so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders (to include risks regarding continued compliance and any affects on your licensing agreements). Lastly, please confirm that you have initiated discussions with Nasdaq regarding listing approval.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Jeffrey Baumel